# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001124460
Persons authorized to receive notices and communications: Wesley R. Edens, 111 W.19th St., 8th Floor, New York, New York (NY), 10011, 5162687400

## Reporting persons
- Wesley R. Edens (CIK 0001124460): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,861,959; shared voting power 0; sole dispositive power 1,309,594; shared dispositive power 0; aggregate amount beneficially owned 3,861,959 (20.5% of the class)
  Comment: The aggregate percentage of Class A Shares is based upon (i) a total of 16,321,555 Class A Shares outstanding as of September 11, 2026 and (ii) 2,552,365 Class A Shares issuable upon the conversion of 54,959 Preferred Shares held directly by the Reporting Person.
  
  Effective as of September 11, 2026, the Issuer effected a reverse stock split at a ratio of 1-for-50 for each Class A Share, and the number of Class A Shares reported in this Amendment reflects such reverse stock split.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Comment:
This filing constitutes Amendment No. 8 (this "Amendment") to the Schedule 13D filed by Wesley R. Edens (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on February 11, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on March 28, 2019, by Amendment No. 2 filed with the SEC on June 11, 2020, by Amendment No. 3 filed with the SEC on March 18, 2021, by Amendment No. 4 filed with the SEC on June 15, 2021, by Amendment No. 5 filed with the SEC on May 22, 2023, by Amendment No. 6 filed with the SEC on October 3, 2024 and Amendment No. 7 filed with the SEC on April 2, 2026 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the "Schedule 13D") with respect to the shares of Class A common stock ("Class A Shares") of New Fortress Energy Inc., a Delaware corporation (the "Issuer").

The Reporting Person is filing this Amendment to disclose, in connection with the Issuer's Restructuring Transaction (as defined and described in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on May 27, 2026 (the "2026 Proxy Statement")), acquisitions of beneficial ownership of Class A Shares and a greater than 1% change in the percentage of shares beneficially owned by the Reporting Person.

Other than as set forth in this Amendment, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in comments to Item 1 and Item 4 of this Amendment is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 17, 2026, in connection with the Restructuring Transaction, the Issuer and certain of its subsidiaries entered into a restructuring support agreement (the "RSA") with certain of its lenders and noteholders. The RSA sets forth the principal terms for the comprehensive corporate and organizational restructuring of the Issuer, and the financial restructuring of the Issuer's principal funded debt obligations.

Pursuant to the terms of the RSA, upon consummation of the Restructuring Transaction, the Reporting Person purchased from certain of the Issuer's existing creditors (i) 28,313 Class A Shares and (ii) 6,671 shares of the Issuer's Series A Mandatorily Convertible Preferred Stock ("Preferred Shares"), which carry voting rights on an as-converted to Class A Shares basis, for aggregate consideration of $1,667,985.02. Unless redeemed earlier by the Issuer, the Preferred Shares will be automatically converted on the third anniversary of the closing of the Restructuring Transaction into 46.441271 Class A Shares (subject to adjustment) per Preferred Share. The foregoing description of the Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations Series A Mandatorily Convertible Preferred Stock of New Fortress Energy Inc., a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Additionally, on March 31, 2026, the Reporting Person purchased approximately $110 million aggregate principal amount of the loans issued pursuant to the Term Loan A Credit Agreement, as amended (originally filed with the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2024), at a discount, and in connection therewith, the Reporting Person entered into a restructuring support agreement (the "Support Agreement") with the Issuer pursuant to which the Reporting Person agreed to support the Restructuring Transaction on substantially the same terms as agreed to between the Issuer and its key creditors under the RSA. By virtue of his ownership of such loans, the Reporting Person received a pro rata portion of the consideration received by the lenders under the Term Loan A Credit Agreement pursuant to the Restructuring Transaction upon the consummation thereof. Such consideration consisted of, among other things, (i) 208,588 Class A Shares and (ii) 48,288 Preferred Shares.

The foregoing descriptions of the RSA and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the RSA and Support Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 11 and 13 of the cover page to this Amendment is incorporated herein by reference.

As of the date hereof, the Reporting Person may be deemed to beneficially own 3,861,959 Class A Shares, consisting of (i) 957,337 Class A Shares held by Edens Family Partners LLC, (ii) 352,255 Class A Shares held by WRE 2012 GST Exempt Trust LLC and (iii) 2,552,365 Class A Shares issuable upon the conversion of 54,959 Preferred Shares held by Edens Family Partners LLC.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover page to this Amendment is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Items 1 and 4 of this Amendment, the Reporting Person has not engaged in any transaction during the past 60 days involving Class A Shares.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person holds Class A Shares through WRE 2012 GST Exempt Trust LLC (formerly known as WRE 2012 Trust LLC) and Edens Family Partners LLC, entities controlled by the Reporting Person, but has the sole right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares reported on the cover page of this Amendment and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in comments to Item 1 and Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Amended and Restated Certificate of Incorporation of New Fortress Energy Inc. (incorporated by reference to Exhibit 3.1 to New Fortress Energy Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2026).
Exhibit 2 Restructuring Support Agreement, dated as of March 17, 2026, among New Fortress Energy Inc., certain of its subsidiaries, the information agent and certain of New Fortress Energy Inc.'s supporting creditors (incorporated by reference to Exhibit 10.1 to New Fortress Energy Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2026).

## Signatures
- Wesley R. Edens: /s/ Wesley R. Edens, Wesley R. Edens/CEO (09/15/2026)